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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                          BUTLER MANUFACTURING COMPANY
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                           123655 10 2 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

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CUSIP No. 123655 10 2              13G                     Page 2 of 5 Pages
________________________________________________________________________________
1  NAME OF REPORTING PERSON
   Butler Manufacturing Company
   Individual Retirement Asset Account
   42-1279439
________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]
________________________________________________________________________________
3  SEC USE ONLY
________________________________________________________________________________
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Missouri
________________________________________________________________________________
               5  SOLE VOTING POWER
  NUMBER OF         -0-
   SHARES      _________________________________________________________________
BENEFICIALLY   6  SHARED VOTING POWER
  OWNED BY          -0-
    EACH       _________________________________________________________________
 REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON           -0-
    WITH       _________________________________________________________________
               8  SHARED DISPOSITIVE POWER
                  831,312
________________________________________________________________________________
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   831,312
________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    The Reporting Person disclaims beneficial ownership       [ ]
    in all the shares in Row 9.
________________________________________________________________________________
11
    12.08%
________________________________________________________________________________
12 TYPE OF REPORTING PERSON*

   EP
________________________________________________________________________________


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                          Page 3 of 5 Pages

                                  SCHEDULE 13G
                        For Butler Manufacturing Company
                       Individual Retirement Asset Account


Item 1(a)  Name of Issuer:

           Butler Manufacturing Company

Item 1(b)  Address of Issuer's Principal Executive Offices:

           BMA Tower, Penn Valley Park (P.O. Box 419917)
           Kansas City, Missouri 64141-0917

Item 2(a)  Name of Person Filing:

           Butler Manufacturing Company
           Individual Retirement Asset Account

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           BMA Tower, Penn Valley Park (P.O. Box 419917)
           Kansas City, Missouri 64141-0917

Item 2(c)  Citizenship:  Missouri

Item 2(d)  Title of Class of Securities:

           Common Stock, No Par Value

Item 2(e)  CUSIP Number:  123655 10 2

Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (f) Employee Benefit Plan which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund.


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                                                          Page 4 of 5 Pages
Item 4  Ownership:

        The following information is provided as of December 31, 1999:

          (a) Amount Beneficially Owned:

               831,312

          (b) Percent of Class:

               12.08%

          (c) Number of Shares as to Which Such Person has:

               (i) Sole Voting Power to Vote or to Direct the Vote:

                    -0-

              (ii)  Shared Power to Vote or Direct the Vote:

                    -0-

              (iii) Sole Power to Dispose or to Direct the Disposition of:

                    -0-

              (iv)  Shared Power to Dispose or to Direct the Disposition of:

                    831,312

The   reporting   person   disclaims   beneficial   ownership   in  all  of  the
above-referenced shares.

Item 5   Ownership of 5% or less of a class:

         Not applicable

Item 6   Ownership of more than 5% on behalf of another person:

               The shares are held by the reporting person on behalf of Participants of the Butler Manufacturing Company Individual Retirement Asset Account.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

         Not applicable

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                                                          Page 5 of 5 Pages

Item 8   Identification and classification of members of the
         Group:

         Not applicable

Item 9   Notice of dissolution of group:

         Not applicable

Item 10  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       BUTLER MANUFACTURING COMPANY
                                       INDIVIDUAL RETIREMENT ASSET ACCOUNT


                                         s/John W. Huey
Date: February 4, 2000              By: __________________________________
                                           John W. Huey
                                           Secretary, Administrative
                                                 Committee